Exhibit 3.1

COOPER-STANDARD HOLDINGS INC.

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF DESIGNATIONS

OF

7% CUMULATIVE PARTICIPATING CONVERTIBLE

PREFERRED STOCK

Pursuant to Section 242 of the

General Corporation Law of the State of Delaware

COOPER-STANDARD HOLDINGS INC., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:

1. The Certificate of Designations of 7% Cumulative Participating Convertible Preferred Stock of the Corporation, filed with the Secretary of State of Delaware on May 27, 2010 (the “Certificate of Designations”), is hereby amended as follows:

The first paragraph of Section 3(c) of the Certificate of Designations is amended and restated in its entirety to read:

“(c) Restrictions on Dividends, etc. So long as any shares of 7% Preferred Stock are outstanding, the Corporation shall not, and shall cause its subsidiaries not to, directly or indirectly, declare, pay or set apart for payment any dividends or other distributions on any Junior Securities (other than dividends or other distributions payable in shares of Junior Securities, including Common Stock, and cash paid in lieu of fractional shares of Common Stock), or repurchase, redeem or otherwise acquire or set apart funds to repurchase, redeem or otherwise acquire any Junior Securities for any consideration (through a sinking fund or otherwise), unless in each case the full cumulative preferred dividends have been paid in cash or Additional Shares on all outstanding shares of 7% Preferred Stock for all past Dividend Periods and, in case of a dividend on, or repurchase, redemption or other acquisition of, any Junior Securities payable in cash, the Corporation shall have redeemed all shares of 7% Preferred Stock tendered in an offer pursuant to Section 9(c) hereof; provided, however, that the foregoing restriction will not apply to repurchases, redemptions or other acquisitions of Junior Securities:

(i)	so long as (A) any such repurchase, redemption or other acquisition of Junior Securities is completed at a cash price per share greater than the then-applicable Conversion Price and (B) no Additional Shares have been issued by the Corporation on or after March 18, 2013;

(ii)	in connection with any employment contract or benefit plan or arrangement with or for the benefit of employees, officers or directors of the Corporation or any of its subsidiaries approved by the Board of Directors; or

(iii)	in exchange for any other class or series of Junior Securities (including the purchase of fractional interests in Junior Securities pursuant to the conversion or exchange provisions of the Junior Securities).”

Section 4(b) of the Certificate of Designations is amended and restated in its entirety to read as follows:

“(b) Restrictions on Dividends. So long as any shares of 7% Preferred Stock are outstanding, the Corporation shall not, directly or indirectly, declare, pay or set apart for payment any dividends or other distributions on shares of Common Stock (other than dividends payable in Common Stock), unless the holders of 7% Preferred Stock shall simultaneously receive (i) all accrued and unpaid dividends payable pursuant to Section 3 hereof for all past Dividend Periods as required pursuant to Section 3(c) hereof and, in case of a dividend on, or repurchase, redemption or other acquisition of, Common Stock payable in cash, the Corporation shall have redeemed all shares of 7% Preferred Stock tendered in an offer pursuant to Section 9(c) hereof (provided, that the foregoing redemption requirement will not apply to repurchases, redemptions or other acquisitions of Junior Securities so long as (A) any such repurchase, redemption or other acquisition of Junior Securities is completed at a cash price per share greater than the then-applicable Conversion Price and (B) no Additional Shares have been issued by the Corporation on or after March 18, 2013) and (ii) the dividends payable pursuant to this Section 4 with respect to such dividend or distribution on the Common Stock.”

Section 9(c) of the Certificate of Designations is amended and restated in its entirety to read:

“(c) Redemption of Additional Shares. In connection with the payment of a dividend on, or repurchase, redemption or other acquisition of, Junior Securities payable in cash, the Corporation shall offer to redeem from each holder of shares of 7% Preferred Stock a number of shares equal to the product of such holder’s percentage of the outstanding shares of 7% Preferred Stock and the excess, if any, of the aggregate number of Additional Shares pursuant to Section 3(b) hereof less the aggregate number of shares of 7% Preferred Stock previously offered to be redeemed pursuant to this Section 9(c) (whether such offer was accepted or not, as long as the Corporation redeems all shares of 7% Preferred Stock that have been tendered in the offer), at a cash price per share, payable out of funds legally available for such payment, equal to the sum of the Stated Value and all accrued and unpaid dividends payable on such shares pursuant to Section 3 hereof (whether or not earned or declared) to the redemption date; provided, that the foregoing requirement for the Corporation to make such an offer to redeem will not apply to repurchases, redemptions or other acquisitions of Junior Securities so long as (A) any such repurchase, redemption or other acquisition of Junior Securities is completed at a cash price per share greater than the then-applicable Conversion Price and (B) no Additional Shares have been issued by the Corporation on or after March 18, 2013. In connection with any such offer, each holder of shares of 7% Preferred Stock shall have the right but not the obligation to accept such offer, in whole or in part, at any time prior to the applicable redemption date by providing the Corporation with an acceptance notice and written instructions for the payment by wire transfer of the amount specified in this Section 9(c).”

2. The foregoing amendment was duly adopted in accordance with the provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

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IN WITNESS WHEREOF, Cooper-Standard Holdings Inc. has caused this Certificate of Amendment to be executed by the undersigned this 27th day of March, 2013.

COOPER-STANDARD HOLDINGS INC.

By:	/s/ Timothy W. Hefferon
Name:	Timothy W. Hefferon
Title:	Vice President, General Counsel and Secretary

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